Exhibit 99.1

Nomad Foods Reports Second Quarter 2017 Financial Results
Company Raises the Low End of 2017 Adjusted EBITDA Guidance
FELTHAM, England - August 24, 2017 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month periods ended June 30, 2017. Key operating highlights and financial performance for the second quarter 2017, when compared to the second quarter 2016, include:

•	Reported revenue increased 0.5% to €458 million

•	Organic revenue increased 3.5%

•	Reported Profit for the period of €19 million

•	Adjusted EBITDA increased 2% to €79 million

•	Reported EPS of €0.11; Adjusted EPS increased 21% to €0.23

•	Company raises the low end of 2017 Adjusted EBITDA guidance to approximately €320 to €325 million
Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Second quarter results were strong with 3.5% organic growth and 90 basis points of gross margin expansion. We continue to deliver against our strategic agenda with a clear focus on growing profitable market share within our core categories. Based on our year-to-date performance and visibility into the back half of the year, we now expect 2017 EBITDA to be in the upper half of our previous range.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our strategy continues to deliver strong results. The ongoing improvement in our fundamentals and robust cash flow generation place us in an attractive position. We repurchased 5% of our outstanding shares through an accretive transaction during the second quarter and remain committed to generating shareholder value through consolidation within European frozen, as well as our broader ambitions.”
Second Quarter of 2017 results compared to the Second Quarter of 2016

•
Revenue increased 0.5% to €458 million. After adjusting for foreign exchange currency translation, organic revenue growth was 3.5%. Organic revenue growth was driven by 0.8% growth in volume/mix and 2.7% growth in price. Price growth reflected the full realization of UK price actions, expected moderation of trade support in the UK and portfolio-wide net revenue management initiatives.

•
Gross profit increased 3.4% to €144 million. Gross margin expanded 90 basis points to 31.5% driven by positive mix and pricing actions, which were implemented to offset currency-driven inflation. Foreign exchange currency translation adversely impacted gross margin by 10 basis points.

•
Adjusted Operating expense was flat at €75 million. Advertising and promotion expense increased 3% to €27 million reflecting more seasonally balanced spending in 2017 versus 2016 while Indirect expense was effectively flat to last year at €48 million.

•	Adjusted EBITDA increased 2% to €79 million due to the aforementioned factors. Foreign exchange currency translation adversely affected adjusted EBITDA by €3 million.

•	Adjusted Profit after tax increased 20% to €42 million. Adjusted EPS increased 21% to €0.23, reflecting Adjusted Profit growth and a lower share count.
First Six Months of 2017 results compared to the First Six Months of 2016

•
Revenue decreased 1.4% to €989 million. After adjusting for foreign exchange currency translation and an extra trading day in the year-ago period, organic revenue growth was 2.2%. Organic revenue growth was driven by 1.9% growth in volume/mix and 0.3% growth in price.

•
Gross profit decreased 2.2% to €300 million. Gross margin contracted 20 basis points to 30.4% as positive mix and price increases were offset by currency-driven inflation. Foreign exchange currency translation adversely impacted gross margin by 10 basis points.

•
Adjusted Operating expense remained flat at €154 million. Advertising and promotion expense increased 3% to €56 million reflecting more seasonally balanced spending in 2017 versus 2016 while Indirect expense decreased 1% to €98 million.

Exhibit 99.1

•	Adjusted EBITDA decreased 5.4% to €168 million due to the aforementioned factors. Foreign exchange currency translation adversely affected adjusted EBITDA by €8 million.

•	Adjusted Profit after tax and Adjusted EPS are flat at €88 million and €0.48, respectively.
2017 Guidance
The Company is raising the low end of 2017 Adjusted EBITDA guidance to approximately €320 to €325 million, which represents the upper half of its previous range of €315 to €325 million. Full year guidance continues to assume organic revenue growth at a low-single digit percentage rate.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, August 24, 2017 at 1:30 p.m. BST time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-877-795-3638 from the U.S. International callers can dial +1-719-325-4834.

In addition, the call will be broadcast live over the internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 3103517.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Liz Cohen
Weber Shandwick
+1-212-445-8044

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the second quarter and six months ended June 30, 2017 and for comparative purposes, the quarter and six months ended June 30, 2016.

Adjusted financial information for the three and six months ended June 30, 2017 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, share based compensation expense, unissued preferred share dividends, and other non-operating items as well as certain other items considered unusual or non-recurring in nature. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and six months ended June 30, 2017 and 2016 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended June 30, 2017 and June 30, 2016

	Three months ended June 30, 2017	Three months ended June 30, 2016
	€ millions	€ millions
Revenue	458.1	455.9
Cost of sales	(313.8)	(316.3)
Gross profit	144.3	139.6
Other operating expenses	(75.3)	(74.8)
Exceptional items	(11.5)	(55.1)
Operating profit	57.5	9.7
Finance income	5.0	3.6
Finance costs	(37.3)	(21.5)
Net financing costs	(32.3)	(17.9)
Profit/(loss) before tax	25.2	(8.2)
Taxation	(5.9)	0.9
Profit/(loss) for the period	19.3	(7.3)
Basic earnings per share
Profit/(loss) for the period in € millions	19.3	(7.3)
Weighted average shares outstanding in millions	181.7	183.6
Basic earnings/(loss) per share in €	0.11	(0.04)
Diluted earnings per share
Profit/(loss) for the period in € millions	19.3	(7.3)
Weighted average shares outstanding in millions	181.7	183.6
Diluted earnings/(loss) per share in €	0.11	(0.04)

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Six months ended June 30, 2017 and June 30, 2016

	Six months ended June 30, 2017	Six months ended June 30, 2016
	€ millions	€ millions
Revenue	989.4	1,003.0
Cost of sales	(689.0)	(695.9)
Gross profit	300.4	307.1
Other operating expenses	(156.2)	(154.8)
Exceptional items	(11.4)	(78.2)
Operating profit	132.8	74.1
Finance income	5.6	19.2
Finance costs	(54.0)	(42.8)
Net financing costs	(48.4)	(23.6)
Profit before tax	84.4	50.5
Taxation	(17.1)	(15.6)
Profit for the period	67.3	34.9
Basic earnings per share
Profit for the period in € millions	67.3	34.9
Weighted average shares outstanding in millions	182.7	183.3
Basic earnings per share in €	0.37	0.19
Diluted earnings per share
Profit for the period in € millions	67.3	34.9
Weighted average shares outstanding in millions	182.7	183.4
Diluted earnings per share in €	0.37	0.19

Nomad Foods Limited As Reported
Statements of Financial Position
As at June 30, 2017 (unaudited) and December 31, 2016 (audited)

	As at June 30, 2017	As at December 31, 2016
	€ millions	€ millions
Non-current assets
Goodwill	1,745.6	1,745.6
Intangibles	1,725.3	1,726.6
Property, plant and equipment	291.8	298.2
Other receivables	1.3	0.4
Derivative financial instruments	16.1	—
Deferred tax assets	63.8	64.9
Total non-current assets	3,843.9	3,835.7
Current assets
Cash and cash equivalents	300.5	329.5
Inventories	309.2	325.0
Trade and other receivables	127.5	135.7
Indemnification assets	73.8	65.5
Capitalized borrowing costs	1.4	5.0
Derivative financial instruments	2.1	13.1
Total current assets	814.5	873.8
Total assets	4,658.4	4,709.5
Current liabilities
Trade and other payables	476.7	472.7
Current tax payable	165.6	162.3
Provisions	90.0	116.7
Current portion of loans and borrowings	4.4	—
Derivative financial instruments	7.6	1.4
Total current liabilities	744.3	753.1
Non-current liabilities
Loans and borrowings	1,422.6	1,451.8
Employee benefits	186.5	190.9
Trade and other payables	1.8	1.0
Provisions	75.6	77.0
Derivative financial instruments	32.9	—
Deferred tax liabilities	326.3	333.2
Total non-current liabilities	2,045.7	2,053.9
Total liabilities	2,790.0	2,807.0
Net assets	1,868.4	1,902.5
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,707.4	1,800.7
Share based compensation reserve	2.4	1.0
Founder Preferred Share Dividend reserve	493.4	493.4
Translation reserve	81.5	84.0
Cash flow hedging reserve	(1.1)	8.4
Accumulated deficit	(415.2)	(485.0)
Total equity	1,868.4	1,902.5

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the six months ended June 30, 2017 and the six months ended June 30, 2016

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	67.3	34.9
Reconciliation of profit to net cash provided by operating activities:
Exceptional items	11.4	78.2
Share based payment expense	2.1	0.6
Depreciation and amortization	21.8	24.8
Loss on disposal of property, plant and equipment	0.2	0.2
Finance costs	54.0	42.8
Finance income	(5.6)	(19.2)
Taxation	17.1	15.6
Operating cash flow before changes in working capital, provisions and exceptional items	168.3	177.9
Decrease in inventories	13.2	25.2
Decrease/(increase) in trade and other receivables	6.9	(3.7)
Increase/(decrease) in trade and other payables	11.7	(8.3)
Decrease in employee benefits and other provisions	(0.9)	(2.0)
Cash generated from operations before tax and exceptional items	199.2	189.1
Cash flows relating to exceptional items	(46.4)	(32.0)
Tax paid	(14.5)	(5.4)
Net cash generated from operating activities	138.3	151.7
Cash flows from investing activities
Contingent consideration for purchase of Frudesa brand	—	(8.0)
Purchase of property, plant and equipment	(16.8)	(12.2)
Purchase of intangibles	(2.5)	(0.1)
Cash used in investing activities	(19.3)	(20.3)
Cash flows from financing activities
Repurchase of ordinary shares	(93.9)	—
Issuance of new loan principal	1,470.5	—
Repayment of loan principal	(1,469.5)	—
Payment of finance leases	(1.6)	(0.4)
Gain on settlement of derivatives	0.1	—
Payment of financing fees	(13.6)	—
Interest paid	(25.2)	(35.5)
Interest received	0.3	4.6
Net cash used in from financing activities	(132.9)	(31.3)
Net (decrease)/increase in cash and cash equivalents	(13.9)	100.1
Cash and cash equivalents at beginning of period	329.5	186.1
Effect of exchange rate fluctuations	(15.1)	(12.6)
Cash and cash equivalents at end of period(a)	300.5	273.6

(a)	Cash and cash equivalents comprise cash at bank of €300.5 million (June 30, 2016: cash at bank of €505.6 million less bank overdrafts of €232.0 million).

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended June 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended June 30, 2017

€ in millions, except per share data	As reported for the three months ended June 30, 2017	Adjustments		As Adjusted for the three months ended June 30, 2017
Revenue	458.1	—		458.1
Cost of sales	(313.8)	—		(313.8)
Gross profit	144.3	—		144.3
Other operating expenses	(75.3)	0.8	(a)	(74.5)
Exceptional items	(11.5)	11.5	(b)	—
Operating profit	57.5	12.3		69.8
Finance income	5.0	(5.0)		—
Finance costs	(37.3)	22.4		(14.9)
Net financing costs	(32.3)	17.4	(c)	(14.9)
Profit before tax	25.2	29.7		54.9
Taxation	(5.9)	(6.7)	(d)	(12.6)
Profit for the period	19.3	23.0		42.3
Weighted average shares outstanding in millions - basic	181.7			181.7
Basic earnings per share	0.11			0.23
Weighted average shares outstanding in millions - diluted	181.7			181.7
Diluted earnings per share	0.11			0.23

(a)	Adjustment to add back share based payment charge.

(b)
Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended June 30, 2017’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred as part of the refinancing on the May 3, 2017, €3.5 million of non-cash foreign exchange translation losses and €5.6 million of foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended June 30, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended June 30, 2017

€ in millions	Three months ended June 30, 2017
Profit for the period	19.3
Taxation	5.9
Net financing costs	32.3
Depreciation	8.1
Amortization	1.4
EBITDA	67.0
Exceptional items:
Costs related to transactions	0.4	(a)
Investigation and implementation of strategic opportunities and other items	5.9	(b)
Other restructuring costs	(0.1)	(c)
Findus Group integration costs	3.2	(d)
Remeasurement of indemnification assets	2.1	(e)
Other Adjustments:
Share based payment charge	0.8	(f)
Adjusted EBITDA(g)	79.3

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.

(b)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and settlements of pre-existing tax audits.

(c)	Elimination of other restructuring costs associated with operating locations.

(d)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(e)
Release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

(f)	Elimination of share based payment charge.

(g)	Adjusted EBITDA margin 17.3% for the three months ended June 30, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €458.1 million per page 8.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended June 30, 2016 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended June 30, 2016

€ in millions, except per share data	As reported for the three months ended June 30, 2016	Adjustments		As Adjusted for the three months ended June 30, 2016
Revenue	455.9	—		455.9
Cost of sales	(316.3)	—		(316.3)
Gross profit	139.6	—		139.6
Other operating expenses	(74.8)	0.4	(a)	(74.4)
Exceptional items	(55.1)	55.1	(b)	—
Operating profit	9.7	55.5		65.2
Finance income	3.6	(1.3)		2.3
Finance costs	(21.5)	—		(21.5)
Net financing costs	(17.9)	(1.3)	(c)	(19.2)
(Loss)/profit before tax	(8.2)	54.2		46.0
Taxation	0.9	(11.5)	(d)	(10.6)
(Loss)/profit for the period	(7.3)	42.7		35.4
Weighted average shares outstanding in millions - basic	183.6			183.6
Basic (loss)/earnings per share	(0.04)			0.19
Weighted average shares outstanding in millions - diluted	183.6			183.6
Diluted (loss)/earnings per share	(0.04)			0.19

(a)	Adjustment to add back share based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended June 30, 2016’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €1.3 million of non-cash foreign exchange translation gains.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended June 30, 2016 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended June 30, 2016

€ in millions	Three months ended June 30, 2016
Loss for the period	(7.3)
Taxation	(0.9)
Net financing costs	17.9
Depreciation	11.0
Amortization	1.7
EBITDA	22.4
Exceptional items:
Costs related to transactions	0.7	(a)
Costs related to management incentive plans	0.7	(b)
Investigation and implementation of strategic opportunities and other items	1.6	(c)
Supply chain reconfiguration	39.7	(d)
Other restructuring costs	(0.9)	(e)
Integration costs	8.3	(f)
Remeasurement of indemnification assets	5.0	(g)
Other Adjustments:
Share based payment charge	0.4	(h)
Adjusted EBITDA(i)	77.9

(a)	Elimination of costs incurred in relation to completed acquisitions.

(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and professional fees on pre-existing tax audits.

(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(e)	Elimination of other restructuring costs associated with operating locations.

(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(g)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.

(h)	Elimination of share based payment charge.

(i)	Adjusted EBITDA margin 17.1% for the three months ended June 30, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €455.9 million per page 10.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the six months ended June 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Six Months Ended June 30, 2017

€ in millions, except per share data	As reported for the six months ended June 30, 2017	Adjustments		As Adjusted for the six months ended June 30, 2017
Revenue	989.4	—		989.4
Cost of sales	(689.0)	—		(689.0)
Gross profit	300.4	—		300.4
Other operating expenses	(156.2)	2.1	(a)	(154.1)
Exceptional items	(11.4)	11.4	(b)	—
Operating profit	132.8	13.5		146.3
Finance income	5.6	(5.4)		0.2
Finance costs	(54.0)	21.4		(32.6)
Net financing costs	(48.4)	16.0	(c)	(32.4)
Profit before tax	84.4	29.5		113.9
Taxation	(17.1)	(9.1)	(d)	(26.2)
Profit for the period	67.3	20.4		87.7
Weighted average shares outstanding in millions - basic	182.7			182.7
Basic earnings per share	0.37			0.48
Weighted average shares outstanding in millions - diluted	182.7			182.7
Diluted earnings per share	0.37			0.48

(a)	Adjustment to add back share based payment charge.

(b)
Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) six months ended June 30, 2017’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred as part of the refinancing on the May 3, 2017, €2.5 million of foreign exchange translation losses and €6.0 million of foreign currency gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the six months ended June 30, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Six Months Ended June 30, 2017

€ in millions	Six months ended June 30, 2017
Profit for the period	67.3
Taxation	17.1
Net financing costs	48.4
Depreciation	18.0
Amortization	3.8
EBITDA	154.6
Exceptional items:
Costs related to transactions	2.5	(a)
Investigation and implementation of strategic opportunities and other items	11.5	(b)
Findus Group integration costs	5.7	(c)
Remeasurement of indemnification assets	(8.3)	(d)
Other Adjustments:
Share based payment charge	2.1	(e)
Adjusted EBITDA(f)	168.1

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.

(b)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and settlements of pre-existing tax audits.

(c)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(d)
Adjustments to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

(e)	Elimination of share based payment charge.

(f)	Adjusted EBITDA margin 17.0% for the six months ended June 30, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €989.4 million per page 12.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the six months ended June 30, 2016 to the reported results of Nomad Foods for such period:
Adjusted Statements of Profit or Loss (unaudited)
Six Months Ended June 30, 2016

€ in millions, except per share data	As reported for the six months ended June 30, 2016	Adjustments		As Adjusted for the six months ended June 30, 2016
Revenue	1,003.0	—		1,003.0
Cost of sales	(695.9)	—		(695.9)
Gross profit	307.1	—		307.1
Other operating expenses	(154.8)	0.6	(a)	(154.2)
Exceptional items	(78.2)	78.2	(b)	—
Operating profit	74.1	78.8		152.9
Finance income	19.2	(14.5)		4.7
Finance costs	(42.8)	—		(42.8)
Net financing costs	(23.6)	(14.5)	(c)	(38.1)
Profit before tax	50.5	64.3		114.8
Taxation	(15.6)	(10.8)	(d)	(26.4)
Profit for the period	34.9	53.5		88.4
Weighted average shares outstanding in millions - basic	183.3			183.3
Basic earnings per share	0.19			0.48
Weighted average shares outstanding in millions - diluted	183.4			183.4
Diluted earnings per share	0.19			0.48

(a)	Adjustment to add back share based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) six months ended June 30, 2016’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €14.5 million of non-cash foreign exchange translation gains.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the six months ended June 30, 2016 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Six Months Ended June 30, 2016

€ in millions	Six months ended June 30, 2016
Profit for the period	34.9
Taxation	15.6
Net financing costs	23.6
Depreciation	21.5
Amortization	3.3
EBITDA	98.9
Exceptional items:
Costs related to transactions	1.7	(a)
Costs related to management incentive plans	1.9	(b)
Investigation and implementation of strategic opportunities and other items	5.4	(c)
Cisterna fire costs	0.3	(d)
Supply chain reconfiguration	39.7	(e)
Other restructuring costs	(0.9)	(f)
Integration costs	12.5	(g)
Remeasurement of indemnification assets	17.6	(h)
Other Adjustments:
Share based payment charge	0.6	(i)
Adjusted EBITDA(j)	177.7

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.

(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and professional fees on pre-existing tax audits.

(d)	Adjustment to add back incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.

(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(f)	Elimination of other restructuring costs associated with operating locations.

(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(h)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.

(i)	Elimination of share based payment charge.

(j)	Adjusted EBITDA margin 17.7% for the six months ended June 30, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,003.0 million per page 14.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - Three and six months June 30, 2017 compared with June 30, 2016:

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
	YoY Growth	YoY Growth
Reported Revenue Growth/(Decline)	0.5%	(1.4)%
Trading Day Impact	—%	0.9%
Translational FX (a)	3.0%	2.6%
Organic Revenue Growth	3.5%	2.2%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including our guidance with respect to Adjusted EBITDA; and (v) synergies from combining the Findus and Iglo businesses. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.